Mail Stop 4561

October 31, 2006

Mark P. Dentinger
Executive Vice President, Chief Financial Officer
BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
(408) 570-8000

      Re: BEA Systems, Inc. (File No. 000-22369)
             Form 8-Ks: Filed May 17, 2006 and August 16, 2006

Dear Mr. Dentinger:

     We have completed our review of your responses to our comments in the letters dated July 5, 2006 and September 19, 2006 and have no further comments at this time.

                Sincerely,

                Stephen Krikorian
                Accounting Branch Chief